November 27, 2024

Avinash Reddy
Senior Executive Vice President and Chief Financial Officer
Dime Community Bancshares, Inc.
898 Veterans Memorial Highway, Suite 560
Hauppauge, NY 11788

       Re: Dime Community Bancshares, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34096
Dear Avinash Reddy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance